CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

April 14, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Jill Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Form 10-KSB/A-1 for Fiscal Year Ended December 31, 2006
Filed January 22, 2008
Comment Letter Dated February 13, 2008
File No. 001-32624

Dear Ms. Davis:

        On behalf of FieldPoint Petroleum Corporation (the "Company"), please accept the following in response to the comments of the Commission dated February 13, 2008:

Comment 1:	We have revised Item 2, Properties to include further disclosure of reserves in accordance with Item 102 of Regulation S-K as requested. See pages 8 and 9. See attached Proof Page

Comment 2:	Revised, see page F-16, attached Proof Page.

Comment Nos. 3 & 4

Supplementally, please be advised that the Company seems to have been provided with two reports from the engineering firm of Aluko & Associates, Inc. for the year ended December 31, 2006:  one report was dated April 2, 2007; and, the other report was dated March 26, 2007.  The Company has been advised by Aluko & Associates, Inc. that it should rely upon the report dated March 26, 2007.  The Company previously provided the Commission with the report dated April 2, 2007, and herewith delivers, via overnight courier, the earlier report dated March 26, 2007.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, _/s/ Clifford L. Neuman____________ Clifford L. Neuman

CLN: mp

Enc.

cc:

Mr. Ray Reaves